UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-32317
GERDAU AMERISTEEL CORPORATION

(Exact name of registrant as specified in its charter)
4221 W. Boy Scout Blvd., Suite 600
Tampa, Florida 33607
(813) 207-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date: 1

          Pursuant to the requirements of the Securities Exchange Act of 1934, Gerdau Ameristeel Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 30, 2010	GERDAU AMERISTEEL CORPORATION
	By:	/s/ Robert E. Lewis
		Name:	Robert E. Lewis
		Title:	Vice-President, General Counsel and Corporate Secretary
[Signature Page to GNA Form 15]